UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53480

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 06/01/2024 AND ENDING 05/31/2025
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **BAKER TILLY CAPITAL, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4807 INNOVATE LANE
(No. and Street)

MADISON	**WI**	**53718**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

BARBARA OLSON	**608-240-2541**	barb.olson@bakertilly.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP
(Name – if individual, state last, first, and middle name)

20646 Abbey Woods Ct N, Ste 201	Franfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010	5376
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BARBARA OLSON _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of BAKER TILLY CAPITAL, LLC _____, as of 5/31 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

> NANCY MARTIN
> Notary Public
> State of Wisconsin

Nancy Martin Exp 6/11/28
Notary Public

Signature: _____

Title: CHIEF COMPLIANCE OFFICER

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

BAKER TILLY CAPITAL, LLC

Madison, Wisconsin

Financial Statements
As of and for the Year Ended May 31, 2025

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934



DSWD
CPAS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
Baker Tilly Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Baker Tilly Capital, LLC (the "Company") as of May 31, 2025, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Baker Tilly Capital, LLC as of May 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Baker Tilly Capital, LLC's auditor since 2025.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
August 25, 2025

Phone:708.489.1680 Fax:847.750.0490 | dscpagroup.com
20646 Abbey Woods Ct N, Suite 201 | Frankfort, IL 60423

BAKER TILLY CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
As of May 31, 2025

Assets

Cash	$	4,677,022
Accounts receivable, net of provision for credit losses of $983,800		261,812
Prepaid expenses		498
Due from related party		250
Total assets		4,939,582

Liabilities and Members' Equity

Liabilities	
Due to related party	344,030
Total liabilities	344,030
Members' equity	4,595,552
Total liabilities and member's equity	$ 4,939,582

See notes to financial statements.

BAKER TILLY CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended May 31, 2025

NOTE 1 - Organization and Nature of Business

Baker Tilly Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") as a "limited purpose broker-dealer," electing not to carry customer monies or securities. The Company's primary sources of revenue are fees from investment banking activities, including mergers and acquisitions, structuring and advising on various project finance deals. Revenues are also realized from activities related to New Market Tax Credit (NMTC) transactions including assisting Community Development Entities with the application process for obtaining allocations of NMTCs, assisting entities with funding Qualified Low Income Community Investments and assisting Qualified Active Low-Income Community Businesses with obtaining funding through a NMTC transaction.

The Company, a Wisconsin limited liability company since December 2024, is now 100% owned by Baker Tilly Advisory Group, LP ("Baker Tilly") following the ownership transfer of the remaining 1% previously held by Baker Tilly Corporation. The Company was formed on August 21, 2001 and operates with a May 31 fiscal year end.

NOTE 2 - Significant Accounting Policies

Revenue Recognition

Revenue from contracts with customers is recognized following a five step model to (a) identify the contract with a customer, (b) identify the performance obligations in the contracts, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Reimbursed Subcontractor Fees

Subcontractor Costs represent client reimbursable expenses on the Company engagements and are recorded as Subcontractors and Other Revenue.

Cash

The Company maintains its cash balances primarily in established institutions. Cash balances are insured up to $250,000 per bank by the FDIC. Uninsured balances were $4,427,022 at May 31, 2025. Management believes that the Company is not exposed to any significant credit risk on cash.

Accounts Receivable

Accounts receivables are recorded at the invoiced amount and do not bear interest. The Company's reserve policy for provision for credit losses is determined by billed amounts in each aging category. At year-end, management reviews the balance of accounts receivable currently outstanding and determines an estimate of amounts that are potentially uncollectible. As of May 31, 2025, $983,800 was recorded as an allowance for credit loss.

NOTE 2 - Significant Accounting Policies (cont.)

Segment Reporting

The Company has determined that it operates in a single reportable segment—investment advisory services—in accordance with ASC 280, Segment Reporting. The chief operating decision maker (CODM), who is the Company's Chief Executive Officer, reviews the financial information for purposes of making operating decisions, allocating resources, and assessing performance.

All operations are managed and evaluated as a single business segment because the services provided are similar in nature, the customer base is similar, and the economic characteristics of the services are alike.

Performance of the segment is evaluated based on net income, as presented in the accompanying statement of income. Asset information reviewed by the CODM is based on the Company's total assets as reported in the accompanying statement of financial condition. Additionally, the CODM uses excess net capital (see note 5), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

The Company does not have any intra-entity sales or transfers. All operations and revenues are generated in the United States, and substantially all assets are held within the United States.

As the Company has only one reportable segment, separate segment financial information is not presented.   Major customer derived revenues are disclosed in note 7.

Income Taxes

The Company elected to be taxed as a partnership effective August 21, 2001.   The net income or loss of the Company is allocated to Baker Tilly and is included on its partnership tax return.   Therefore, no provision for income taxes is included in the accompanying financial statements.

While the Company is not taxed for federal purposes, the Company's policy is to evaluate and review its tax positions on an ongoing basis to ensure compliance with the applicable sections of the Internal Revenue Code and the respective state laws and regulations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - Revenue Recognition from Contracts with Customers

Significant Judgments

Revenue from contracts with customers includes fees from advisory services. The recognition and measurement of revenue is based on the assessment of individual contract terms. The Company did not have any significant judgments in its revenues from contracts with customers for the year ended May 31, 2025.

NOTE 4 - Related-Party Transactions

The Company has an Expense Sharing Agreement with Baker Tilly under which Baker Tilly pays for certain expenses on behalf of the Company. Such expenses are allocated by Baker Tilly to the Company according to an expense allocation methodology. The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf. Baker Tilly does not charge the Company for time incurred by certain executives.

The Company reimburses Baker Tilly monthly for salaries and wages it pays on the Company's behalf. In addition, Baker Tilly has paid for subcontractor costs in connection with various projects completed by the Company in the amount of $159,136, which were reimbursed by the Company's clients. Baker Tilly does not charge the Company for time incurred by certain executives.

At May 31, 2025, the Company had $343,780 due to Baker Tilly, net. The due from balance of $250 results from expenses paid by the Company on behalf of Baker Tilly, and the due to balance of $344,030 results from expenses paid by Baker Tilly on behalf of the Company.

NOTE 5 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company's minimum net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness (or, that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1). Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At May 31, 2025, the Company had net capital of $4,332,992 which was $4,310,057 in excess of its required net capital of $22,935. At May 31, 2025, the Company's percentage of aggregate indebtedness to net capital was 7.94%.

NOTE 6 - Indemnification

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred.

NOTE 7 - Concentration of Receivables

One customer accounted for approximately 79% percent of the gross accounts receivable balance and 100% percent of the provision for credit losses as of May 31, 2025.

NOTE 8 - Subsequent Events

The Company has evaluated subsequent events occurring through the date of issuance for events requiring recognition or disclosure in the Company's financial statements.

NOTE 9 - Contingencies

The Company is in the business of generating revenue from investment banking activities. Occasionally a claim is made against the Company by a customer who has been engaged in these activities. The Company does not believe any such claims have merit and the financial statement does not include an accrual for legal contingencies.